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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)*


                           Princeton Video Image, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                                ("Common Stock")
                         (Title of Class of Securities)

                                    742476104
                   ------------------------------------------
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               1111 Stewart Avenue
                          Bethpage, New York 11714-3581
                                 (516) 803-1005
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 2 OF 6 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     PVI Holding, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,696,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 3 OF 6 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     CSC Holdings, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,696,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE REPORTING PERSON)
     HC, CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 4 OF 6 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Cablevision Systems Corporation (11-2776686)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,696,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,696,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC, CO
-------------------------------------------------------------------------------

         This Amendment No. 2, dated November 13, 2001, amends the statement on
Schedule 13D, dated February 14, 2001, as amended by Amendment No. 1, dated September 26, 2001 (together, the "Statement") filed by PVI Holding, LLC ("PVI Holding"), CSC Holdings, Inc. ("CSC Holdings") and Cablevision Systems Corporation ("Cablevision", together with PVI Holding and CSC Holdings, the "Reporting Persons"), by adding the following additional information.


ITEM 4.  PURPOSE OF TRANSACTION.

The following is hereby added after the tenth paragraph of Item 4:


         On November 8, 2001, Lawrence J. Burian, an Assistant General Counsel to Cablevision Systems Corporation, was appointed a director of the Issuer by the Board to fill a vacancy created (but not in the capacity of Cablevision's designee under the Purchase Agreement) and is to serve until the next annual meeting of shareholders, or until a successor is elected and qualifies. As directors of the Board, Mr. Hildenbrand and Mr. Burian have and will be granted options to purchase shares of Common Stock in accordance with the Issuer's Amended 1993 Stock Option Plan.

================================================================================

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2001

                                      PVI HOLDING, LLC


                                      By: /s/ Robert S. Lemle
                                          --------------------------------------
                                          Name:  Robert S. Lemle
                                          Title: Vice Chairman and General
                                                 Counsel


                                      CSC HOLDINGS, INC.


                                      By: /s/ Robert S. Lemle
                                          --------------------------------------
                                          Name:  Robert S. Lemle
                                          Title: Vice Chairman, General Counsel
                                                 and Secretary


                                      CABLEVISION SYSTEMS CORPORATION


                                      By: /s/ Robert S. Lemle
                                          --------------------------------------
                                          Name:  Robert S. Lemle
                                          Title: Vice Chairman, General Counsel
                                                 and Secretary










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